Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2012 FINANCIAL RESULTS

ATHENS, Greece, July 31, 2012 -- Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of modern double-hull tankers, today released its financial results for the second quarter ended June 30, 2012.

The Partnership’s net income for the quarter ended June 30, 2012, was $3.4 million. After taking into account the $4.2 million preferred interest in net income attributable to the preferred unit holders of 15,555,554 Class B Convertible Preferred Units (the “Class B Units”), which were issued during the second quarter of 2012, the result per limited partnership unit was a $0.01 loss, which is $0.06 lower than the $0.05 income per unit from the previous quarter ended March 31, 2012, and $0.39 lower than the $0.38 income per unit in the second quarter of 2011. Prior to taking into account the preferred interest in income attributable to the preferred unit holders, the result per limited partnership unit for the quarter ended June 30, 2012, was an income of $0.05.  The Partnership’s reported net income for the second quarter of 2011 included a $16.5 million gain from bargain purchase related to the purchase value of the M/V Cape Agamemnon (“Cape Agamemnon”) as the net tangible assets acquired and liabilities assumed exceeded the purchase consideration.

Operating surplus for the quarter ended June 30, 2012, was $16.9 million, which is $0.6 million lower than the $17.5 million from the first quarter of 2012, and $11.2 million higher than the $5.7 million from the second quarter of 2011. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $12.7 million for the second quarter ended June 30, 2012. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net income).

Revenues for the second quarter of 2012 were $37.8 million, compared to $27.9 million in the second quarter of 2011. The Partnership’s revenues mainly reflect the increased fleet size following the acquisition of Crude Carriers Corp. (“Crude Carriers”) in September 2011, and include $1.1 million in profit sharing revenues earned primarily by three of our crude vessels, as the crude tanker spot rates that our charterers earned on these vessels were at levels higher than the base rate they are fixed at. The profit sharing arrangements in the charters of a number of our crude vessels allow us to share the excess over the base rate on a 50/50 basis with our charterers, and are settled biannually.

Total expenses for the second quarter of 2012 were $25.7 million compared to $21.1 million in the second quarter of 2011, primarily due to the higher operating expenses incurred as a result of the higher number of vessels in our fleet following the acquisition of Crude Carriers. The operating expenses for the second quarter of 2012 amounted to $11.2 million, including a $6.1 million charge by a subsidiary of our Sponsor, Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC”), for the commercial and technical management of our fleet under the terms of our management agreements, compared to $7.9 million in the second quarter of 2011. The total expenses for the second quarter of 2012 also include $12.0 million in depreciation, compared to $8.2 million in the second quarter of 2011, and are reduced by a $0.3 million gain related to the sale of the M/T Aristofanis to unrelated third parties. General and administrative expenses for the second quarter of 2012 amounted to $2.3 million, which includes a $1.0 million non-cash charge related to the Partnership’s Omnibus Incentive Compensation Plan.

Total other expense, net for the second quarter of 2012 amounted to $8.8 million compared to $8.1 million for the second quarter of 2011. Interest expense and finance cost for the second quarter of 2012 included the settlement of two swaps and the partial settlement of a third, amounting to $2.0 million in total. Total other expense, net for the second quarter of 2012 also reflected a $0.8 million gain on the Partnership’s interest rate swap agreements as a result of the change in the fair value of certain of these agreements.

As of June 30, 2012, the Partners’ capital stood at $639.3 million, which is $121.9 million higher than the Partners’ capital as of December 31, 2011. This increase reflects the issuance of the 15,555,554 Class B Units completed on May 23, 2012 which raised gross proceeds of approximately $140.0 million.

As of June 30, 2012, the Partnership’s total debt had decreased by $170.1 million to $463.5 million, compared to total debt of $633.6 million as of December 31, 2011. In connection with the issuance of the Class B Units the Partnership executed amendments to its three credit facilities and prepaid debt of $149.6 million, also utilizing part of its cash balances. The amendments provide for a deferral of all remaining scheduled amortization payments that were due between 2012 to 2015 (inclusive) under each of the Partnership’s credit facilities until March 31, 2016. As of June 30, 2012, the Partnership had swapped $59.1 million of its debt into fixed rates, whereas the remaining $404.4 million of its total debt of $463.5 million is in floating rates.

Issuance of $140.0 Million of Class B Convertible Preferred Units

On May 14, 2012, the Partnership announced an agreement to issue $140.0 million of Class B Units to a group of investors including Kayne Anderson Capital Advisors, L.P., Swank Capital LLC, Salient Partners, and the Partnership’s Sponsor, Capital Maritime. The Class B Units were priced at $9.00 per unit and are convertible at any time into common units of the Partnership on a one-for-one basis. The purchase price represented a 9.7% premium to the trailing 30 day volume-weighted average price of the common units on the day of the announcement. The Class B Units pay a fixed quarterly distribution of $0.21375 per unit, representing an annualized distribution yield of 9.5% (except for the period from May 22, 2012 through June 30, 2012 where the payment is $0.26736 per unit). The parties to the transaction cannot sell or transfer during a 120 day lock up period. The Board of Directors of the Partnership unanimously approved the terms of this transaction which was completed on May 23, 2012.

Fleet Developments

The M/T Avax (47,834 dwt built 2007, South Korea) has extended its charter with our Sponsor, Capital Maritime, by a period of 12 months (+/- 30 days) at a gross rate of $14,000 per day. The M/T Axios (47,872 dwt, built 2007, South Korea) has entered into a new charter with our Sponsor, Capital Maritime, for a period of 12 months (+/- 30 days) at a gross rate of $14,000 per day. The earliest redelivery for each of the M/T Avax and the M/T Axios under these charters is expected to be April 2013 and May 2013, respectively. Both transactions were unanimously approved by the conflicts committee of our Board of Directors.

Market Commentary

Overall, product tanker average spot earnings for the second quarter of 2012 were softer when compared to the previous quarter, as sluggish economic growth in the US, weak demand in Europe and lack of arbitrage opportunities failed to support a higher spot rate environment.

The product tanker period charter market remained active albeit with fewer fixtures when compared to the previous quarters due to the soft rates prevailing in the spot market as well as in anticipation of the seasonally weaker summer months.

On the supply side, the product tanker order book continued to experience substantial slippage during 2012, as approximately 62% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts expect that net fleet growth for MR and handy size product tankers for 2012 will be in the region of 3.2%, while demand for product tankers for the year is estimated to grow by 5.7%. We believe the current low product tanker order book is amongst the lowest in the shipping industry and together with the attractive demand fundamentals should positively affect spot and period charter rates going forward.

The crude tanker spot market saw solid earnings in the first half of the second quarter, but softened towards the end of the quarter as we entered the seasonally weaker summer months. In the first half of the second quarter, the tighter sanctions on Iranian crude oil, increased stockpiling by the US and China from the Persian Gulf and the Atlantic, respectively, and a softening of bunker prices supported a higher rate environment with solid earnings for VLCCs and Suezmaxes.  However, rates came under pressure in June due to seasonally weaker demand, a slowdown in the stock-building compared to earlier in the year and the unexpected shutdown of the Motiva refinery in the U.S. Gulf.

Slippage for the crude tanker order book as of the end of June 2012 continued to affect tonnage supply as approximately 26% of the expected crude newbuildings were not delivered on schedule. Industry analysts expect the crude tanker order book slippage and cancellations to increase going forward due to the historically weak spot market, the soft shipping finance environment and downward pressure on asset values. Demand fundamentals for crude tankers currently are solid as crude tanker deadweight demand is expected to grow by 2.1% in the full year 2012.

Quarterly Common and Class B Unit Cash Distribution

On July 23, 2012, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the second quarter of 2012, in line with management’s annual guidance. The second quarter common unit cash distribution will be paid on August 15, 2012, to unit holders of record on August 7, 2012.

In addition, on July 23, 2012, the Board of Directors of the Partnership declared a cash distribution of $0.26736 per Class B unit for the period from May 22, 2012 through June 30, 2012, in line with the Partnership’s Second Amended and Restated Agreement, as amended. The cash distribution will be paid on August 10, 2012, to Class B unit holders of record on August 3, 2012.

Results of Annual General Meeting

On July 23, 2012, the Partnership held its Annual General Meeting in Athens, at which both Abel Rastershoff and Dimitris Christacopoulos were re-elected to act as Class II Directors until the 2015 Annual Meeting of Limited Partners of the Partnership. No other actions were taken at the meeting.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:
“We are very pleased to have completed a very important transaction for the Partnership during the second quarter with the issuance of the Class B Units leading to the prepayment of a significant part of our debt and the deferral of the Partnership’s remaining debt amortization installments that were due between 2012 to 2015 until the end of the first quarter of 2016. We firmly believe that this transaction advances our common unitholders’ interests by significantly strengthening our equity base and balance sheet. We take this opportunity to thank all the institutions that participated in the issuance of the Class B units for their trust in our business and strategy, and their continued support of the partnership.”

“Importantly, we earned $1.1 million in profit sharing revenues, primarily from our crude tankers, which demonstrate the Partnership’s ability to benefit from a potential recovery in crude tanker market spot rates going forward. We further extended our relationship with our Sponsor by fixing two MR product tankers for 12 months at attractive rates. We remain positive on the fundamentals of the product tanker market, as the improving supply side and the expected tonne mile demand growth should continue to drive period demand for product tankers and positively affect the medium term outlook of our cash flows.”

Mr. Lazaridis concluded: “These developments provide clear visibility to our $0.93 per unit annual distribution guidance going forward, while enhancing our financial flexibility to pursue growth opportunities and forging a pathway to distribution growth as the underlying tanker market recovers.”

Conference Call and Webcast
Today, July 31, 2012 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), or +(44) 1452 555 566 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until August 8, 2012. The United States replay number is 1-(866) 247-4222; the standard international replay number is (+44) 1452 550 000. The access code required for the replay is: 11726272#.

Slides and Audio Webcast:
There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:
The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth and demand, new building deliveries and slippage as well as market and rate expectations and expectations regarding our quarterly distributions and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 25 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR (Medium Range) tankers and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2012	2011	2012	2011

Revenues	20,124	$22,484	43,783	$43,909
Revenues – related party	17,724	5,368	33,904	11,597
Total Revenues	37,848	27,852	77,687	55,506

Expenses:
Voyage expenses	437	1,041	3,259	1,776
Voyage expenses related party	143	-	284	-
Vessel operating expenses - related party	6,133	7,854	13,422	14,903
Vessel operating expenses	5,038	79	9,830	79
General and administrative expenses	2,259	3,903	4,547	5,195
Gain on sale of vessel to third parties	(341)	-	(1,296)	-
Depreciation	12,025	8,233	24,221	16,350
Operating income	12,154	6,742	23,420	17,203
Non operating income (expense),net:
Gain from bargain purchase	-	16,526	-	16,526
Other income (expense), net:
Interest expense and finance cost	(10,101)	(8,244)	(18,929)	(16,469)
Gain on interest rate swap agreement	808	-	1,447	-
Interest and other income	509	123	657	281
Total other expense, net	(8,784)	(8,121)	(16,825)	(16,188)
Net income	3,370	15,147	6,595	17,541
Preferred interest in net income attributable to preferred unit holders	4,159	-	4,159	-
General Partner’s interest in Partnership’s (loss)/net income	(16)	$303	$49	$351
Limited Partners’ interest in Partnership’s net (loss) / income	$(773)	$14,844	$2,387	$17,190
Net (loss) / income per:
Common unit (basic and diluted)	(0.01)	0.38	0.03	0.44
Weighted-average units outstanding:
Common units (basic and diluted)	68,187,547	38,756,675	68,186,476	37,958,265
Comprehensive income:
Partnership’s net income	3,370	$15,147	6,595	$17,541
Other Comprehensive income:
Unrealized gain on derivative instruments	5,668	3,781	9,840	8,628

Comprehensive income	9,038	18,928	16,435	26,169

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars, except number of units and earnings per unit)

	As of June 30, 2012	As of December 31, 2011

Assets
Current assets
Cash and cash equivalents	$40,130	$53,370
Trade accounts receivable	1,900	3,415
Due from related parties	33	-
Prepayments and other assets	1,214	1,496
Inventories	1,893	4,010
Total current assets	45,170	62,291
Fixed assets
Vessels, net	1,031,445	1,073,986
Total fixed assets	1,031,445	1,073,986
Other non-current assets
Above market acquired charters	47,215	51,124
Deferred charges, net	2,017	2,138
Restricted cash	10,000	6,750
Total non-current assets	1,090,677	1,133,998
Total assets	$1,135,847	$1,196,289
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$-	$18,325
Trade accounts payable	6,488	8,460
Due to related parties	9,023	10,572
Derivative instruments	1,389	8,255
Accrued liabilities	4,939	2,286
Deferred revenue	8,419	7,739
Total current liabilities	30,258	55,637
Long-term liabilities
Long-term debt	463,514	615,255
Deferred revenue	2,814	3,649
Derivative instruments	-	4,422
Total long-term liabilities	466,328	623,326
Total liabilities	496,586	678,963
Partners’ capital	639,261	517,326
Total liabilities and partners’ capital	$1,135,847	$1,196,289

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the six-month period ended June 30,
	2012	2011
Cash flows from operating activities:
Net income	$6,595	$17,541
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	24,221	16,350
Gain from bargain purchase	-	(16,526)
Amortization of deferred charges	304	302
Gain on interest rate swap agreements	(1,447)	-
Gain on sale of vessel to third parties	(1,296)	-
Amortization of above market acquired charters	3,909	1,538
Equity compensation expense	1,991	1,159
Changes in operating assets and liabilities:
Trade accounts receivable	1,515	(75)
Due from related parties	(33)	(1)
Prepayments and other assets	282	(180)
Inventory	2,117	(189)
Trade accounts payable	(2,004)	1,689
Due to related parties	(1,424)	1,048
Accrued liabilities	(340)	22
Deferred revenue	(155)	1,388
Net cash provided by operating activities	34,235	24,066
Cash flows from investing activities:
Vessel acquisitions and improvements	(185)	(26,634)
Additions to restricted cash	(3,250)	(250)
Net proceeds from sale of vessel to third parties	19,675	-
Net cash provided by / (used in) investing activities	16,240	(26,884)
Cash flows from financing activities:
Net proceeds from issuance of Partnership units	139,400	1,470
Proceeds from issuance of long-term debt	-	25,000
Loan issuance costs	(133)	(250)
Payments of long-term debt	(170,066)	-
Dividends paid	(32,916)	(18,005)
Net cash (used in)/ provided by financing activities	(63,715)	8,215
Net (decrease) / increase in cash and cash equivalents	(13,240)	5,397
Cash and cash equivalents at beginning of period	53,370	32,471
Cash and cash equivalents at end of period	40,130	37,868
Supplemental cash flow information
Cash paid for interest	$18,432	$15,804
Non-Cash Investing and Financing Activities
Units issued to acquire Patroklos	-	57,056
Capitalized vessel costs included in liabilities	59	529
Unpaid private placement costs	2,975	-
Acquisition of above market time charter	-	48,551
Unpaid loan issuance costs	-	26

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense and deferred revenue.  In prior periods the Partnership designated a separate reserve in its calculation of Operating Surplus for “Replacement Capital Expenditures.”  The intent of this reserve is to invest, rather than distribute, an amount of cash flow each quarter so that the Partnership will be able to replace vessels in its fleet as those vessels reach the end of their useful lives.  Based on current estimates of future vessel replacement costs, prior levels of Replacement Capital Expenditure reserves and investment returns from previous Replacement Capital Expenditure reserves, the Board of Directors has determined not to reserve additional Replacement Capital Expenditures for the second quarter.  The Board of Directors will continue to review its Replacement Capital Expenditure requirements on a quarterly basis.  Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-month period ended June 30, 2012.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended June 30, 2012
Net income	$3,370
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	12,328
Deferred revenue	1,531
Gain on sale of vessel	(341)
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	16,888
Class B preferred units distribution	(4,159)
ADJUSTED OPERATING SURPLUS	12,729
Reduction in recommended reserves	3,729
AVAILABLE CASH	$16,458